Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

The Tomorrow Companies Inc. and Pine Technology Acquisition Corp.

Investor Call Transcript

December 7, 2021

OPERATOR-

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the Tomorrow.io and Pine Technology Acquisition Corp. Conference Call and Webcast Presentation. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the information contained in the Form 8-K, including the exhibits thereto, that is being filed by Pine Technology Acquisition Corp., today with the SEC, which may be accessed on the SEC’s website at www.sec.gov. In conjunction with today’s discussion we will be referring to an investor presentation, a copy of which is being filed as an exhibit to the aforementioned Form 8-K.

You are encouraged to follow along and carefully review the disclaimers included in the presentation. Before we begin, I would like to note that this call may contain forward-looking statements, including Pine Technology Acquisition Corp. and Tomorrow.io expectations of future financial and business performance and conditions, the industry outlook and the timing and completion of the transaction.

We will now turn the call over to Pine Technology Chairman and President of AmTrust Financial Services Adam Karkowsky.

ADAM KARKOWSKY-

Hello, my name is Adam Karkowsky. I’m the non-executive Chairman of Pine Technology Acquisition Corporation and the President of AmTrust Financial Services. Thank you everybody for dialing in today. We’re very excited to discuss the definitive business combination agreement between Pine Technology and Tomorrow.io in what we believe will be a fantastic partnership.

Pine Technology is a Special Purpose Acquisition Company focused on opportunities around the technology sector and related adjacencies. The management team at Pine Technology consists primarily of professionals with deep financial backgrounds, in both the insurance technology and the broader technology landscape, with extensive investment expertise.

We launched our SPAC in March to identify and partner with a best-of-breed company and management team, and while initially focused on the insurance technology vertical, we were open to pursuing a business combination across sectors and industries. Our objective has been to both assist a company in its transition to the public markets and perhaps more importantly to introduce a differentiated opportunity that would be compelling and attractive to institutional investors.

We believe Tomorrow.io represents a unique opportunity to invest in a category defining leader in weather and climate security. Tomorrow.io has developed a Weather and Climate Security Platform that enables countries, businesses, and individuals to better adapt to a changing climate. Their differentiated platform is fully vertically integrated, with proprietary weather forecasting models and deep machine learning technology delivered as Software-as-a-Service.

Looking ahead, Tomorrow.io’s satellite constellation, with initial launches planned for late 2022, will provide the first-ever global precipitation dataset updated hourly, enabling improved forecasts to help governments, businesses, and organizations around the world tackle weather and climate security challenges.

We’ve been particularly impressed by the quality of the management team, led by CEO Shimon Elkabetz, who saw firsthand the perils of inaccurate weather forecasting while serving as a helicopter pilot in the Israel Defense Forces. The company’s vision for how to tackle such a complex challenge resonated loudly with Pine Technology team, and is supported by an extremely deep bench of talent and IP. The Tomorrow.io team is exceptional, and over a very short time has proven that their solution is both highly differentiated and defensible in the weather and climate security space.

Speaking briefly to the transaction structure, we have $345 million in our trust account and have also secured commitments of $75 million in PIPE proceeds. Upon closing, we anticipate the combined company will have a pro forma equity value of approximately $1.2 billion.

With that, it is my pleasure to turn it over to Tomorrow.io’s CEO and Founder Shimon Elkabetz.

SHIMON ELKABETZ -

Thank you, Adam, it has been a pleasure to partner with you and to have the full support of Pine Technology throughout this process.

Tomorrow.io is a high growth SaaS business, powered by deep technology and a vertically integrated business model, focused on one of the most important challenges facing the world today: climate change. We are extremely proud of this unique combination of 3 elements, which together will help the world adapt to the changing climate.

Today, Tomorrow.io helps airlines such as Delta, United, and JetBlue, manage daily operations, improve safety and avoid cancellations. We help utilities from India to the US avoid outages and dispatch employees in the field. We help insurance companies alert their policyholders in real time so that they can take precautions. We help sports organizations such as the NFL and US Open Tennis tournament manage game day operations. We help on demand companies such as Uber manage the marketplace and overcome weather disruptions. And we serve agencies such as NOAA, NASA, and the US Air Force who consume our technology.

Beyond being a significant global challenge, Climate Change is the next economic frontier for countries, businesses and individuals. As a result of Climate Change, weather events have become more frequent and more volatile each year. We are seeing more hurricanes, typhoons, cyclones, heat waves and flood events in every part of the world, and we expect that trend will only accelerate. Unfortunately, as a society, we have generally tended to ignore the impact of climate change. We cannot afford to ignore the risk anymore.

At Tomorrow.io, we believe that we are already in an era of consequences and that we must confront the need to focus on climate adaptation. In our view, countries and businesses must put systems in place to more effectively address emerging climate threats. That is why we at Tomorrow.io created the world’s only weather and climate security software platform powered by weather intelligence, helping teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale.

In our view, weather intelligence is about two elements: 1) First, more advanced weather technology that enables forecasting of weather events in a more accurate way, globally. 2) Two, and perhaps more importantly, software automation and business insights which help customers make the right decisions at the right time, all powered by our proprietary weather intelligence.

With a robust weather intelligence solution, for example, you can prevent the next utility caused wildfire disaster, or you can prevent the next Suez Canal accident.

Looking ahead, our hypothesis as a business is that climate security is really becoming the new cyber security.

Just like every boardroom and CEO are highly concerned about their IT exposure, enterprises, organizations, municipalities, and agencies are also becoming very concerned about their climate exposure and searching for tools to mitigate their risk, especially with ESG regulation defining the next wave of corporate innovation.

We cannot build a wall around Miami in an afternoon, but in an afternoon, we can deploy a software solution that will help us manage risk for the entire Miami region. That is the software Tomorrow.io has built.

Before we present our business model, let’s understand why weather intelligence didn’t exist until today. First, the technology of weather forecasting was fully dominated by governmental agencies who took care of sensing, modeling, and computing power. It’s one of the last technology domains in the world still led by governments, and that is changing now with Tomorrow.io. In that context we’re at a point in time where weather forecasting has reached an inflection point. Until today, only governments deployed the resources necessary to make predictions of weather. We are striving to become the SpaceX of weather.

Second, most countries lack infrastructure to support weather forecasting, and are blind to weather data. And lastly, most businesses do not understand what weather data means for them.

When you look at the industry, you see an oligopoly of old companies who never pushed the envelope in the science. They never sensed or modeled, just repackaged governmental forecasts. Their business model is selling ads, not solving problems. Also, they could not build one product for all verticals, so became service companies selling consultations by meteorologists over the phone or written reports. And lastly, they still provide raw data and not actionable insights.

And that’s why we have developed a unique strategy. Tomorrow.io is not another forecast service or just a data provider. We are a business intelligence platform. Our weather intelligence platform provides our customers both hyper-local weather and air quality data globally at very high resolution, and more importantly, recommendations for actions and business insights for nearly every job in every vertical in every part of the world. For example, leveraging our platform we can tell customers to cancel workers shifts, reroute cargo, or even delay the game.

Behind our SaaS solution, there is a vertically integrated business model, based on very sophisticated and deep technology that leverages artificial intelligence and machine learning to forecast weather with a high degree of accuracy. Tomorrow.io is using its own proprietary data and is running its own proprietary models. This is a differentiated and comprehensive business model: from sensing, to modeling, to software automation for every vertical, all the way to business insights and recommendations for actions.

The customers you see here serve as a validation that Tomorrow.io was truly able to build one product for every job, in every vertical, in every part of the world. We are helping industries of trillions of dollars, that each has billions of dollars of exposure to weather and climate risk.

And our mission is to equip humanity with the weather intelligence needed to adapt and thrive in an era of climate crisis.

We want to help our customers, countries, businesses and individuals, to be able to better manage their growing climate security challenges.

In our effort in doing so, we learned something big. I would like to talk about the next phase of Tomorrow.io’s growth trajectory. We are a SaaS company, but rich data is a crucial element of our solution.

What you see here is a map of the distribution of radars around the world. Without radar coverage, as an example, there is very little visibility into where it is raining in real time and the ability to forecast is highly limited. You may notice that the oceans and the seas are not covered with radar, so in order to understand the intensity of a hurricane and predict its path, we currently have to literally fly airplanes over the eye of the storm, a very inefficient and expensive process.

Moreover, 5 billion people live outside of radar coverage, making it highly impossible to provide farmers insurance across areas like Africa, Brazil and India, or a reliable flood alerts for the general population. That puts businesses and communities at risk.

As such, we decided as a SaaS company to go to space. Starting next year, we plan on launching our own constellation of radar equipped satellites, developed in house and building on more than two decades of NASA research and development. With our constellation we expect to effectively cover every point on earth with radar, creating high data quality that will feed directly into our models and drive better actionable insights and recommendations. We are confident that we can drive a revolution in weather forecasting and climate science. This is truly a once in a lifetime development that will benefit humanity.

So after learning about our story, let’s talk about how our product works.

Our product helps customers in 3 differentiated ways:

1.	First, it provides hyperlocal, accurate, proprietary data and forecast, while the rest of the providers mostly repackage governmental forecasts.

2.	Second, we serve our customers via software, which is easily configured to customer needs, and enable automation and problem solving at scale; other products provide services, such as access to a weather man over the phone.

3.	Third, our product provides business insights and recommendations for actions, while other products just provide raw weather data which most customers do not understand.

Our Weather and Climate Intelligence Platform is a software product.

Through our web application, customers can consume any kind of environmental data, in history, real time or in the forecast, in any part of the world. The data is an output of our proprietary models, whose accuracy is differentiated from and more accurate than other publicly available models.

However, just looking at raw data is not enough. Raw data is basically numbers over time series, and it is hard to make automated decisions at scale by consuming raw data.

That is why we at Tomorrow.io created the concept of Weather Intelligence. We mapped enormous amounts of jobs across different verticals, and translated environmental data to Business Insights and Recommendations for Actions.
For example, agriculture companies will know when to plant or irrigate, while in the Automotive industry, Electric Vehicles will know the expected impact of weather on the battery range in their route. Another example is in the On Demand industry, where companies can tell when to deploy more drivers to meet the increased demand due to weather conditions.

So instead of looking at raw data, no matter how accurate it is, now customers get recommendations for actions. And we built a configurable platform, one that every customer can easily adapt to its own needs. A customer can create its own dashboard or even its own insight using our engine.

In addition, the platform is fully accessible via API. So customers can integrate both raw weather data as well as business insights to their own software. To illustrate, a driving vehicle can receive insights and recommendations based on real time location and expected route.

We price the platform based on the number of monitored locations or assets of the customer. With this platform, any organization can map its assets and start monitoring the impact of weather and air quality, and create workflows that will ensure automated decisions at scale, as well as streamline the communication internally.

I would like to give you a few real-world examples of our software at work:

1)	First, we would highlight a large US based airline, whose aircrafts were subject to de-icing regulations, which stipulate that winds must be below 40 mph. Leveraging our software, Tomorrow.io was able to predict specific periods of lower winds, combined with the relevant insights in the right time, which triggered the airline to execute on otherwise cancelled-de-icing operations. The airline avoided a cancellation of between 60 to 70 flights, which was estimated to be a $2 million-dollar decision. We help them daily, every hour and minute, in every part of the world.

2)	Second, I would like to highlight an Indian utility provider. With a cyclone fast approaching areas the company serves, Tomorrow.io’s software identified three towers out of a cluster of 300 at risk from the storm. The company was able to pre-position crews at these sites and react quickly to the storm’s impact, avoiding an outage during a COVID-19 lockdown to nearly 100 million customers, according to our estimates. For context, there are approximately 10,000 utilities globally. We are going to have more hurricanes and typhoons, and we can help.

3)	Finally, an insurance company integrated Tomorrow’s weather intelligence into its drivers app. Now drivers get real time, hyperlocal recommendations, such as which route is safer or when to put the car in a garage to avoid hail damages. That company saw improvement in customers NPS, as well as significant cost savings by minimizing claim payouts. We can implement that in every insurance carrier.

Hopefully, by now you can see how our sophisticated, vertically integrated software solution allows the monitoring of every asset and every area of interest, no matter what job and what vertical, driving the right decisions at exactly the right time, thereby managing your climate security challenges. Our customers are not aware of the vertically integrated architecture we built, but we should acknowledge that our architecture is extremely hard to replicate, and built of many components and several patents.

Let’s talk about our go-to-market. Tomorrow.io sells annual subscriptions. Our business platform is used by ~120 enterprise customers currently being leveraged by more than 28k developers, while our consumer weather application has already seen more than 3 million downloads, enhancing our brand’s awareness.

Our go to market motion is built around a land and expand strategy, which directly correlates to a multiplier effect in ACV and ARR growth, as well as net dollar retention which averaged 144% from 2018 to 2020 among our enterprise cohort. Customers love the product and use much more of it every year.

At the customer level, with a large airline, we expanded our footprint from 1 airport to more than a hundred over three years, driving an 850% increase in ACV over the same period. Similarly, an on-demand customer expanded its geographic presence with us from 2 countries to 71 in just two years, resulting in a more than 200% increase in ACV over the same period.

Our proven ability to deliver ROI quickly and across use cases is a key driver of our revenue expansion, and one that we expect to inflect to the upside as customers realize the new value generated from the improved accuracy and coverage of our proprietary radar data. We will simply be able to provide more and better insights.

Let’s talk about our space technology. We are not the first company to sense weather from space, but we believe we’re the first to do it right. A SaaS company that goes to space in order to solve a well-defined problem and improve an existing software solution. We have the business model and customers, and we go to space knowing the value of our new space-based technology.

We have created a very differentiated sensor. Our active radar captures the most critical inputs and parameters in forecasting at very high quality, with global coverage and a high refresh rate, offering a complete set of capabilities that we view as a key point of competitive differentiation. And most importantly, at a fraction of the cost. Today, the world has one active radar in space – NASA’s GPM. That radar, which samples every point on earth every three days, costs a $1B. We expect that our constellation will cost about $100M, and will capture every point every hour.

Our competitive moat is one that is further widened by proprietary intellectual property, several years and cycles from concept to launch, experienced space leadership and a clean sheet approach to development, thanks to the new offerings of the space economy.

Let’s discuss ESG.

As I have described, we have built a high-growth SaaS business, with deep and defensible technology, but one that also addresses every element of ESG. We are very proud of that.

Environmentally, for example, our monitoring and predictive capabilities can help to reduce carbon fuel consumption and improve climate modeling science.

Socially, we will enable flood alerts for nearly every point on earth and enable farmers insurance

With regards to governance, our systems manage risk and analyze the connection between climate risk and business outcomes. Public companies are expected to go under mandates to disclose their climate and ESG risk, and we think the solution we bring allows each and every boardroom to go beyond disclosure to risk management

Our plan is to use the transaction to fund 3 motions:

First, our GTM growth and our SaaS platform,

Second, our constellation deployment,

Third, our strategic M&A plan that will help us lead the market in the next decade.

To summarize, we are tackling the most important problem in the world, with an amazing software solution, and a high growth SaaS business. We believe that with our new constellation, we will become a category killer in the space of weather technology. But instead of bragging, I’d like to leave you with this.

The world has printed lot of money and created significant wealth in the last two years, but very little of it is going to fight or adapt to climate change. We invest in solutions that make people click on more ads or spend more time in front of screens. But our house is burning, and we risk leaving a very bad world for our kids.

We tend to complain about countries and politicians not taking actions, but I ask what have you done about it? How many investors or entrepreneurs have materially moved the needle on the problem of climate change? I would say the answer is not many and it is quite unfortunate. We need more businesses like Tomorrow.io. We are proud to have built a business that is going to create an incredible impact in the world.

With that, I’ll turn it over to our CFO Stephen Gregorio to walk you through our financials.

STEPHEN GREGORIO -

Great, thanks Shimon and good morning everyone. I’m Stephen Gregorio, CFO of Tomorrow.io. It is great to be here today, and I thank you for the opportunity to briefly present our financial story.

Shimon spoke to the vast opportunity in weather and climate, which we think is substantiated by a highly attractive addressable market. Global spend on weather and climate services were estimated at $89 billion in 2020, with an ~8% CAGR implying spending of $190 billion per year by the end of the decade. Utilizing a bottoms-up approach, we view Tomorrow.io’s immediate addressable market at $38.9 billion. Both estimates imply significant runway for growth for many years to come.

As a primarily SaaS based business, Tomorrow.io enjoys a subscription-based software model, and we estimate greater than ~100% ARR growth per year over the next five years.

We have seen ~19x ACV bookings growth since 2018, which combined with a healthy pipeline and our existing book of business, offers us high visibility and confidence into our growth trajectory for 2022 and beyond.

Further, our business is built around a land and expand model, which has driven net dollar retention of over 140% on enterprise ARR over the last three years.

We have demonstrated an excellent new customer acquisition model and expect to improve that even further as we implement our enterprise vertical selling and marketing business units.

Let’s look at some key metrics for our largest business segment, the Enterprise business:

As previously mentioned, while we have had exceptional historical NRR to date of over 140%, we are modeling a more conservative NRR rate averaging an approximately ~110% through 2026 as the business scales. During that time, we expect ARR to grow from a projected $13 million exiting this year to over $900 million in 2026.

As the business grows, we expect deferred revenue, renewals and contracted revenue to start dominating the composition of our business, exceeding 2/3 of total business within the next five years, which will create a strong and stable cash flow profile for the business along with high revenue visibility.

Further, as we scale the vertical business units we expect our customer acquisition spend to be increasingly effective and expect to achieve a 4-5x LTV/CAC ratio in the next few years.

Looking at our projected income statement, we are expecting strong revenue growth rates of more than 100% across each of the next 5 years, which speaks to our high-growth SaaS profile. We project revenues of almost $750 million in 2026. We anticipate the Enterprise and Federal business segments will represent 95% of our total business, while B2C and SMB segments will provide some incremental profitable revenues, but also contribute strong company branding and market awareness.

We expect gross margins, which are anticipated in the low 70%’s in 2021, to improve as the business scales and customer acquisition costs stabilize, reaching the high 80% range over a five-year period – on par with other high growth SaaS, data and analytics software peers.

On the bottom line, we expect very nice EBITDA ramp-up. We envision margin acceleration from the mid-single digits in 2025, accelerating to the high 20%’s in 2026. EBITDA performance will be heavily influenced by robust revenue growth, lower customer acquisition costs, and general overall scaling of the business.

From a cash flow perspective, utilizing a combination of strong product adoption, balanced investments and increased operating efficiencies, we expect to be cash flow positive by 2025.

Finally, we view our commitment to active radar as a material differentiator for the company that greatly deepens our competitive moat and note that the investment in the satellite constellation are the vast majority of capital expense over the next three years in an otherwise capex-light SaaS business model.

Turning briefly to the merger with Pine Technology, our transaction is priced at the lower end of the peer group at 11x 2023 and 4x 2024 revenue multiples, versus a high growth SaaS software median multiple of ~18x. As you can see, we believe Tomorrow.io presents investors with an attractive valuation proposition.

For peer groups, we show both high growth SaaS companies as well as high growth Data and Analytics companies. We feel we share attributes of both peer groups.

Our revenue CAGR of nearly 150% over the 5-year period is materially higher than the 29% and 31% medians of the peer groups. On gross margins, we are comparable to the 81% and 77% gross margins of the peer groups.

It is also worth noting that there is no secondary selling taking place in the transaction. All current shareholders and members of management are not selling any shares and will in fact, be subject to a one-year lock-up.

Net-net, we believe we have a substantial growth opportunity ahead of us in a very large market, underpinned by strong financials, with the Pine merger expected to fully fund our growth plans on our path to profitability.

With that, thank you for your time and attention today. We look forward to sharing additional information with you in the coming days. If you have any questions regarding the presentation, please contact tomorrowIR@icrinc.com. Thank you again for joining today’s call, and happy holidays to everyone.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology Acquisition Corp. (“Pine Technology”) and The Tomorrow Companies Inc. (“Tomorrow.io”), Pine Technology will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.